Preliminary Pricing Supplement (To the Index Supplement dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated March 5, 2014

$[—] Callable Buffered Range Accrual Notes due March 31, 2021 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	March 26, 2014

Issue Date:	March 31, 2014

Final Valuation Date*:	March 26, 2021

Maturity Date**:	March 31, 2021, subject to Early Redemption at the Option of the Issuer (as set forth below).

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Early Redemption at the Option of the Issuer:	Beginning on the Interest Payment Date following the Valuation Date scheduled to occur on March 26, 2015, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below, provided the Issuer provides at least five business days’ prior written notice to the trustee. If the Issuer exercises its redemption option, the monthly Interest Payment Date on which the Issuer so exercises the redemption option will be referred to as the “Early Redemption Date”. In that case, you will not receive any additional Interest Payments following the redemption.

Redemption Price:	If the Issuer exercises its redemption option (pursuant to the “Early Redemption at the Option of the Issuer” provision), you will receive on the Early Redemption Date 100% of the principal amount of your Notes plus any Interest Payment that may be due on such date.

Buffer Percentage:	20.00%

Payment at Maturity:

If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provision, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the Maturity Date, determined as follows:

•       If the Reference Asset Return is greater than -20.00%: $1,000 plus any Interest Payment due at maturity.

•       If the Reference Asset Return is equal to or less than -20.00%: an amount equal to (a) $1,000 plus (b) (i) $1,000 times the sum of (ii) the Reference Asset Return plus the Buffer Percentage. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

You will also receive any Interest Payment due at maturity.

If the Final Level declines by 20.00% or more from its Initial Level, you will lose 1.00% of the principal amount of your Note for every 1.00% that the Reference Asset Return falls below -20.00%. As such, you may lose up to 80.00% of the principal amount of your Notes, without taking into account any interest payments on the Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

[Summary Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.50%	96.50%
Total	$[—]	$[—]	$[—]	$[—]

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the Notes, or $35.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions. In such circumstances, Barclays Capital Inc. will also forgo some or all commissions paid to it by the Issuer. As such, the public offering price for investors purchasing the Notes in fee-based advisory accounts may be as low as $965.00 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.
†	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $910.00 and $953.90 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-10 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Summary Terms of the Notes, Continued

Reference Asset Return:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Above Barrier Level Rate:	0.4375% per month (5.25% per annum)

Accrual Period:	The one month period from and including the Initial Valuation Date to and including the first Valuation Date, and each successive one month period from and including one Scheduled Trading Day after the preceding Valuation Date to and including the next Valuation Date, provided that the final Accrual Period will end on, and include, the scheduled Final Valuation Date.

Accrual Factor:

For any Accrual Period, the number of Scheduled Trading Days in that Accrual Period on which the Index Closing Level of the Reference Asset is greater than the Barrier Level divided by the total number of Scheduled Trading Days in that Accrual Period.

For purposes of determining the Interest Payment, if any, payable with respect to each Accrual Period, if the Index is subject to a Market Disruption Event on any day that would otherwise be a Scheduled Trading Day during an Accrual Period, the Index Closing Level on such date will equal the Index Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. See “Reference Assets-Equity Securities-Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-95 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Interest Rate:	For each Accrual Period, the interest rate will be equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor

Interest Payment:	On each monthly Interest Payment Date, the Notes will pay an interest payment equal the product $1,000 times the applicable Interest Rate.

Interest Payment Dates:	Monthly, five business days following each Valuation Date, except that the final Interest Payment Date shall be the Maturity Date or the Early Redemption Date, if applicable.

Valuation Dates:	Monthly, on the 26th day of each month (or if such day is not a Scheduled Trading Day, the next following Scheduled Trading Day), beginning on April 26, 2014 (the “first Valuation Date”) and ending on the Final Valuation Date.

Initial Level:	[—], the Index Closing Level of the Reference Asset on the Initial Valuation Date.

Final Level:	The Index Closing Level of the Reference Asset on the Final Valuation Date.

Barrier Level:	[—], which is 80.00% of the Initial Level (rounded to the nearest hundredth).

Index Closing Level:

On any Scheduled Trading Day, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SPX<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

Scheduled Trading Day:	The term “scheduled trading day”, with respect to the Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally, are authorized or obligated by law or executive order to close.

Business Day Convention:	Following Business Day

Day Count Convention:	Scheduled Trading Days in Accrual Period/252

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741T7E1 / US06741T7E19

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this preliminary pricing supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this preliminary pricing supplement.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

PPS-2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS-3

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-10 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-4

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

Hypothetical Monthly Interest Payments per Note

As described above, the Notes may pay a contingent monthly Interest Payment on each Interest Payment Date at a per annum Interest Rate calculated based on Index Closing Level, the Above Barrier Level Rate and Accrual Factor. The following illustrates the process by which the Interest Rate and Interest Payment are determined for any such Accrual Period.

For purposes of these examples, we assume that the Issuer has not exercised the “Early Redemption at the Option of the Issuer” provision. If the Notes redeemed by the Issuer on any Valuation Date in which the Issuer may do so, the investor would receive on the related Interest Payment Date an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any. In that case, the investor will not receive any additional Interest Payments following the redemption.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each Scheduled Trading Day in an Accrual Period, the Index Closing Level is determined and evaluated relative to the Barrier Level. The amount of interest payable on the Notes for any Accrual Period is dependent on the Accrual Factor. The Accrual Factor for any Accrual Period is a fraction, where the numerator reflects the number of Scheduled Trading Days in that Accrual Period on which the Index Closing Level is (or is deemed to be) greater than to the Barrier Level, and the denominator reflects the total number of Scheduled Trading Days in that Accrual Period.

Step 2: Calculate the annual Interest Rate for each Accrual Period.

For each Scheduled Trading Day in an Accrual Period on which the Index Closing Level is (or is deemed to be) greater than to the Barrier Level, the applicable Above Barrier Level Rate will accrue.

Stated mathematically, the interest rate per annum for any Accrual Period will be equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor. The maximum possible per annum Interest Rate for any Accrual Period is equal to the Above Barrier Level Rate of 5.25%, and the actual interest rate per annum for any Accrual Period will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Index Closing Level is less than the Barrier Level. As a result, the possible per annum Interest Rate for any Accrual Period could potentially be zero. See “Selected Risk Factors—Potential Return Limited to Contingent Interest Payments or Interest Payment Risk” below.

Step 3: Calculate the Interest Payment amount payable for each Interest Payment Date.

For each Accrual Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Accrual Period by multiplying the annual interest rate determined for that Accrual Period by the day count convention. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a business day.

Additional examples of Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and Interest Payment amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. These examples assume the Above Barrier Level Rate for the Accrual Period of 5.25% per annum. The Notes will have monthly Interest Payment Dates, and Interest Payments will be calculated using a Scheduled Trading Days/252 day count basis (such that the applicable day count fraction for the monthly Interest Payment will be: Scheduled Trading Days in Accrual Period/252).

PPS-5

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Index. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Level Rate (per annum)	Number of Scheduled Trading Days in Accrual Period on which the Index Closing Level is greater than or equal to the Barrier Level	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Monthly Interest Payment (per $1,000 Note) [3]
5.25%	21	100%	5.2500%	0.43750%	$4.38
5.25%	15	71%	3.7275%	0.31062%	$3.11
5.25%	10	48%	2.5200%	0.21000%	$2.10
5.25%	5	23%	1.2075%	0.10062%	$1.01
5.25%	0	0%	0.0000%	0.000%	$0.00

1.	The interest rate per annum is equal to the product of (1) the Above Barrier Level Rate and (2) the applicable Accrual Factor. For purposes of these examples, the No interest will accrue for any Scheduled Trading Days in the Accrual Period on which the Index Closing Level was less than the Barrier Level.
2.	Effective interest rate equals the interest rate per annum multiplied by the monthly day count fraction (Scheduled Trading Days in Accrual Period/252).
3.	Interest Payment equals the principal amount times the effective interest rate, rounded to the nearest cent.

Example 1: If, on every Scheduled Trading Day during the relevant Accrual Period, the Index Closing Level is greater than or equal to the Barrier Level, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Level Rate of 5.2500% per annum would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to the Above Barrier Level Rate of 5.25%, the maximum per annum interest rate for that Accrual Period, and you would receive an Interest Payment of $4.38 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.25% × (Scheduled Trading Days in Accrual Period/252) = 0.43750%

Interest Payment = $1,000 × 0.43750% = $4.38

Example 2: If the Index Closing Level is greater than or equal to the Barrier Level on 23.00% of the Scheduled Trading Days in the relevant Accrual Period, but less than the Barrier Level on the other 77.00% of the relevant Scheduled Trading Days, the related Accrual Factor would equal 23.00%, or 0.23. In this case, the Above Barrier Level Rate of 5.25% would accrue for 23.00% of the Scheduled Trading Days in that Accrual Period, while no interest would accrue for the remaining 77.00% of the Scheduled Trading Days in that Accrual Period. As a result, the per annum interest rate for that Accrual Period would be 1.2075%, calculated as follows:

Per Annum Interest Rate = (5.25% × 0.23) = 1.2075%

Based on the per annum interest rate for the relevant Accrual Period determined per the above, you would receive an interest payment of $1.01 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.2075% × (Scheduled Trading Days in Accrual Period/252) = 0.10062%

Interest Payment = $1,000 × 0.10062% = $1.01

PPS-6

Example 3: If, on every Scheduled Trading Day during the relevant Accrual Period, the Index Closing Level is less than the Barrier Level, the related Accrual Factor would equal 0%, or 0.0. In this case, no interest would accrue on any Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to 0.00%, and you would receive no Interest Payment on the related monthly Interest Payment Date (the Interest Payment would be $0).

Hypothetical Payment at Maturity Assuming a Range of Performance for the Reference Asset (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis. Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the hypothetical Initial Level of the S&P 500 Index is 100.00*, and (ii) the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Issuer” as described above. The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final Interest Payment, will depend on whether the Reference Asset Return is greater than, equal to or less than -20.00%. You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Reference Asset Return (as measured from the Initial Valuation Date and the Final Valuation Date) is greater than - 20.00%.

If the Final Level of the Index is 20.00% less than its Initial Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times the sum of (ii) the Reference Asset Return plus the Buffer Percentage.

*	The hypothetical Initial Level of 100.00 has been chosen for illustrative purposes only and does not represent an actual likely Initial Level for the Index. The actual Initial Level of the Index will be equal to the Index Closing Level on the Initial Valuation Date. The Index Closing Level on March 3, 2014 was 1,845.73. For more information about recent closing levels of the Index, please see “Information Regarding the Index” below.

Final Level	Reference Asset Return	Payment at Maturity**
200.00	100.00%	$1,000.00
190.00	90.00%	$1,000.00
180.00	80.00%	$1,000.00
170.00	70.00%	$1,000.00
160.00	60.00%	$1,000.00
150.00	50.00%	$1,000.00
140.00	40.00%	$1,000.00
130.00	30.00%	$1,000.00
120.00	20.00%	$1,000.00
110.00	10.00%	$1,000.00
100.00*	0.00%	$1,000.00
95.00	-5.00%	$1,000.00
90.00	-10.00%	$1,000.00
80.00	-20.00%	$1,000.00
70.00	-30.00%	$900.00
60.00	-40.00%	$800.00
50.00	-50.00%	$700.00
40.00	-60.00%	$600.00
30.00	-70.00%	$500.00
20.00	-80.00%	$400.00
10.00	-90.00%	$300.00
0.00	-100.00%	$200.00

*	Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

PPS-7

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from an Initial Level of 100.00 to a Final Level of 110.00.

Because the Final Level of the Reference Asset is greater than the Initial Level, the investor receives a payment at maturity (in addition to the final Interest Payment due on the Notes) of $1,000 per $1,000 principal amount Note.

Example 2: The level of the Reference Asset decreases from an Initial Level of 100.00 to a Final Level of 90.00.

Although the Final Level of the Reference Asset is less than the Initial Level, the Final Level is not less than -20.00% of the Initial Level. Accordingly, the investor will receive a payment at maturity (in addition to the final Interest Payment due on the Notes) of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Reference Asset decreases from an Initial Level of 100.00 to a Final Level of 30.00.

Because the Final Level of the Index is less than-20.00% of the Initial Level, the investor will receive a payment maturity (in addition to the final Interest Payment, if any, due on the Notes) of $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage)]

$1,000 + [$1,000 × (-70.00% + 20.00%)] = $500.00

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to postponement as described in the following paragraph. If the Calculation Agent determines that on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of the Index, the Final Valuation Date will be postponed. If such postponement occurs, for purposes of determining the payment at maturity only (excluding the final Interest Payment, if any), the Final Level shall be determined using the Index Closing Level on the first following Scheduled Trading Day on which no Market Disruption Event occurs or is continuing in respect of the Index. In no event, however, will the Final Valuation Date be postponed by more than five Scheduled Trading Days. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of the Index on such fifth day, the Calculation Agent will make an estimate of the Final Level that would have prevailed on such fifth day in the absence of such Market Disruption Event. If the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed.

As stated in the Terms above, for purposes of determining the Interest Payment, if any, payable with respect to each Accrual Period (including the final Accrual Period), if the Index is subject to a Market Disruption Event on any day that would otherwise be a Scheduled Trading Day during an Accrual Period, the Index Closing Level on such date will equal the Index Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. As such, if the Final Valuation Date is subject to a Market Disruption Event, the Index Closing Level attributable to such date solely for purposes of the determining the Interest Payment that is due on the related Interest Payment Date (which, in this instance, will be the Maturity Date) will be equal to the Index Closing Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. However, for purposes of determining the Final Level of the Index (in order to determine whether the Final Level is greater than, equal to, or less than -20.00%, and subsequently, to determine the payment at maturity, excluding the final Interest Payment, if any), the Final Level will be determined in accordance with the paragraph above.

For a description of what constitutes a Market Disruption Event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

•	Adjustments to the Index—For a description of adjustments that may affect the Index and the Notes, see Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” of the accompanying prospectus supplement.

PPS-8

•	Exposure to the U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the performance of the Index during the term of the Notes, as described in this preliminary pricing supplement. The Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Information Regarding the Index” below and “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying index supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except with respect to the discussion under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Reference Asset.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any Interest Payments you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes. Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued Interest Payments that you have not yet included in ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Interest Payments (if any) that are made on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

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For a further discussion of the tax treatment of your Notes and the Interest Payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Interest Payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Interest Payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise); and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level.

In addition to the risks described above, you should consider the following:

•	Barrier Level / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to to the Index (or the underlying components of the Index) or ordinary debt securities which provide for fixed regular payment of interest. Instead, the amount of interest payable on the Notes for any Accrual Period is dependent on whether the Index Closing Level is greater than the Barrier Level on the Scheduled Trading Days during a given Accrual Period. For each Scheduled Trading Day in an Accrual Period on which the Index Closing Level is (or is deemed to be) greater than the Barrier Level, the Above Barrier Level Rate will accrue; conversely, for each Scheduled Trading Day in an Accrual Period on which the Barrier Level is equal to or less than the Barrier Level, no interest will accrue. As a result, if the Index Closing Level is equal to or less than the Barrier Level on one or more Scheduled Trading Days during an Accrual Period, then the interest rate for that Accrual Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Index Closing Level is equal to or less than the Barrier Level.

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Accordingly, you will not under any circumstances receive more than the maximum possible interest rate for any Accrual Period of 0.4375% per month (5.25% per annum). Furthermore, if on every Scheduled Trading Day in an Accrual Period the Index Closing Level is equal to or less than the Barrier Level, then you will not receive any interest payment on the related Interest Payment Date. It may be possible that the Index Closing Level is equal to or less than the Barrier Level on every Scheduled Trading Day in every Accrual Period, which would result in you receiving no interest payments on your Notes throughout all Accrual Periods.

•	Return on the Notes Will be Limited—The return on the Notes will be limited to the sum of your Interest Payments, even if the Index Closing Level of the Reference Asset greatly exceeds the Initial Level at one or more times during the term of the Notes. The maximum possible return on the Notes is 5.25% per annum, which would be achieved only if (i) the Index Closing Level of the Reference Asset is greater than the Barrier Level on every Scheduled Trading Day of every Accrual Period and (ii) the Reference Asset Return is greater than -20.00% (or, put differently, the Final Level has not decreased by 20.00% or more from its Initial Level). You will not receive the dividend yield on, or share in any appreciation of, the Reference Asset over the term of the Notes (although you will bear the downside risk if the Reference Asset’s Final Level depreciates by more than 20% from the Initial Level).

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage. If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level declines from the Initial Level. If the Final Level declines from the Initial Level by more than 20.00%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00%. As such, you may lose up to 80% of the principal amount of your Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•	Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price beginning on the Interest Payment Date following the Valuation Date scheduled to occur on March 26, 2015, provided the Issuer gives at least five Business Days’ prior written notice to the trustee. As such, the term of the Notes may be as short as one (1) year.

If the Issuer exercises its redemption option, you will receive on the applicable Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any Interest Payment that may be due on such date. This amount may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date. The Issuer’s right to redeem the Notes may also adversely impact or limit your ability to sell your Notes and the price at which they may be sold (which may impact your ability to realize any market appreciation of the value of your Notes).

•	The Payment at Maturity (Excluding the Interest Payment, if Any) of Your Notes is Not Based on the Level of the Reference Asset at Any Time Other than the Index Closing Level on the Final Valuation Date—The Final Level of the Reference Asset will be based solely on the Index Closing Level on the Final Valuation Date (which we refer to as the “Final Level”). Therefore, if the level of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Reference Asset prior to such drop.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities of the Reference Asset would have.

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•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and

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trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Interest Payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any Interest Payments you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the Interest Payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Asset on any Scheduled Trading Day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the component stocks of the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDEX

As noted above, the Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the Index, discussed in further detail in the accompanying index supplement, is based on the aggregate

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market value of the common stocks of 500 leading companies in leading industries of the U.S. economy as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The above information supplements the description of the Index found in the accompanying index supplement. For more details about the Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices-Equity Indices-S&P 500 Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Closing Levels of the Index

You should not take the historical levels of the Index as an indication of the future performance of the Index. The closing level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of the Notes. We cannot give you any assurance that the future performance of the Index or the component stocks of the Index will result in your receiving an amount greater than the outstanding principal amount of your Notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Index. The actual performance of the Index over the life of the offered notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first calendar quarter of 2014 (through March 3, 2014). We obtained the closing levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the Index

Period/Quarter Ended	High	Low	Close
March 31, 2008	1,447.16	1,273.37	1,322.7
June 30, 2008	1,426.63	1,278.38	1280
September 30, 2008	1,305.32	1,106.39	1,166.36
December 31, 2008	1,161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1,071.66	879.13	1,057.08
December 31, 2009	1,127.78	1,025.21	1115.1
March 31, 2010	1,174.17	1,056.74	1,169.43
June 30, 2010	1,217.28	1,030.71	1,030.71
September 30, 2010	1,148.67	1,022.58	1141.2
December 31, 2010	1,259.78	1,137.03	1,257.64
March 31, 2011	1,343.01	1,256.88	1,325.83
June 30, 2011	1,363.61	1,265.42	1,320.64
September 30, 2011	1,353.22	1,119.46	1,131.42
December 31, 2011	1,285.09	1,099.23	1,257.6
March 31, 2012	1,416.51	1,277.06	1,408.47
June 30, 2012	1,419.04	1,278.04	1,362.16
September 30, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 3, 2014*	1,859.45	1,741.89	1,845.73

*	For the period commencing January 2, 2014 and ending on March 3, 2014

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The following graph sets forth the historical performance of Index the based on daily Index Closing Levels from January 1, 2008 through March 3, 2014. The Index Closing Level of the Index on March 3, 2014 was 1,845.73.

We obtained the Index Closing Levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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